September 22, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (814)765-0871

Mr. William F. Falger
President and Chief Executive Officer
CNB Financial Corporation
1 South Second Street
P.O. Box 42
Clearfield, PA 16830

Re:	CNB Financial Corporation
	Form 10-K for the Fiscal Year Ended December 31, 2004
	Forms 10-Q for the Fiscal Quarters Ended March 31, 2005 and
June
30, 2005
	File Number: 000-13396

Dear Mr. Falger:

      We have reviewed your filings and have limited our review to the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.












Form 10-K, filed on March 15, 2005

Financial Statements as of and for the years ended December 31,
2004
and 2003

Consolidated Statements of Income, page 6
1. We note that you have recorded $1.4 million in realized losses on other-than temporarily impaired securities for Fannie Mae preferred stock as of December 31, 2004. Please provide in your response letter your analyses supporting your belief that an other-than-temporary impairment did not exist at December 31, 2003, or at March
31, June 30, or September 30, 2004. Refer to the guidance in paragraph 16 of SFAS No. 115 and SAB Topic 5:M. Your response should include but not be limited to the names of the securities, purchase dates and prices, current amortized cost, respective unrealized losses and other information considered in your periodic analysis.
2. Please provide your calculation of the losses on other-than-temporarily impaired securities recorded as of December 31, 2004, in your response letter.

Note 3 - Securities, page F-13
3. We note you have recorded $270,000 in gross unrealized losses on preferred stock of Fannie Mae and Freddie Mac as of December 31, 2004, and that these securities have been in a continuous loss position for 12 months or more. Please provide in your response letter your analyses supporting your belief that an additional other-than-temporary impairment did not exist at December 31, 2004, or at
March 31, 2005, given your subsequently recorded loss on other-than-temporarily impaired preferred equity securities as of June 30, 2005.
Refer to the guidance in paragraph 16 of SFAS No. 115 and SAB
Topic
5:M. Your response should include but not be limited to the names of the securities, purchase dates and prices, current amortized cost, respective unrealized losses and other information considered in your periodic analysis.

Form 10-Q, filed on August 8, 2005

Financial Statements as of June 30, 2005 and December 31, 2004 and for the Three and Six Months ended June 30, 2005 and 2004

Consolidated Statements of Income, page 4
4. Please provide your calculation of the losses on other-than-temporarily impaired securities recorded as of June 30, 2005, in your response letter.


* * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Amanda Roberts at (202) 551-3417 or me at
(202)
551-3490 if you have questions.


Sincerely,


      Donald Walker
Senior Assistant Chief Accountant


Mr. William F. Falger
CNB Financial Corporation
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